U.S. SECURITIES AND EXCHANGE COMMISSION
                        Washington D.C. 20549


                             Form 10-SB
  GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
ISSUERS

                       Under Section 12(g) of
                 The Securities Exchange Act of 1934



                      BRIDGE TECHNOLOGY, INC.
           (Name of Small Business Issuer in its Charter) July 31,
1998


               NEVADA                             59-3065437
(State or other Jurisdiction of                     (I.R.S.
Employer
incorporation or organization)
Identification No.)


1815 East Carnegie, Santa Ana, CA 92705              92705
Address of principal executive offices)             (Zip code)


Issuer's telephone number: 714-891-6508
                   Fax: 714-890-8590

Securities to be registered pursuant to Section 12(b) of the Act:
               None


Securities to be registered pursuant to Section 12(g) of the Act:


               (Title of Class)
               Common Stock







Exhibit B-index Appears at Page












                         TABLE OF CONTENTS



         Pages

Item 1.  Description of Business.

Item 2.  Management's Discussion and Analysis or Plan of
Operation.

Item 3.  Description of Property.

Item 4.  Security ownership of Certain Beneficial Owners and
Management.

Item 5.  Directors, Executive officers, Promoters and Control
Persons.

Item 6.  Executive Compensation.

Item 7.  Certain Relationships and Related Transactions.

Item 8.  Legal Proceedings.

Item 9.  Market for Common Equity and Related Stockholder Matters.

Item 10. Recent Sale of Unregistered Securities.

Item 11. Description of Securities.

Item 12. Indemnification of Directors and Officers.

Item 13. Financial Statements.

Item 14. Changes in and Disagreements with Accountants on
Accounting
         and Financial Disclosure.

Item 15. Financial Statements and Exhibits.





















ITEM 1. Description of Business

     The Company was first organized as LAAND CORPORATION under the laws of the State of Nevada on April 15, 1969 to acquire and develop land in the State of Nevada. On November 12, 1990 the Company merged with LAND
ACQUISITION AND NEVADA DEVELOPMENT CORPORATION, a subsidiary of the
Company organized under the laws of Nevada on November 7, 1990 and the original LAAND CORPORATION was dissolved.

     The Company amended and restated the articles of incorporation on
December 15, 1994 following the cancellation of the February 1991 merger with Falcon Aviation Inc. wherein Falcon Aviation Inc.
relinquished any
claim it may have to the former Land Acquisition and Nevada
Development
Corporation.

     From inception the Company was unsuccessful it its real estate business, accumulating losses in excess of $280,000, and company operations ceased in 1972. Prior management kept the Company inactive.
Although it pursued acquisition candidates from time to time no companies were acquired primarily due to the ultimate unavailability of audited financial statements from the acquisition candidate.

     In March 1997 Cayman Computer Alliance Corporation (CCAC) purchased control of the Company from prior management in a private transaction. A report of this acquisition was made on Schedule 13D and it is included in the Exhibit section.

     The shareholders at the Company's annual meeting on April 16
1997,
approved a Common Stock reverse stock split of one share for two shares.
The Company issued one new share for two original shares of the Company's common stock; authorized Preferred Stock, stipulating that Directors of the Company were to fix the terms, and authorizing the change of the
Company's name to Bridge Technology, Inc. The Articles of Incorporation were amended and restated in August 1997 to reflect these amendments.

     On April 21, 1997 the Company sold 500 shares of 6%
Convertible
Accumulative and Redeemable Preferred Stock, $1.00 stated value, to five accredited investors for $50,000 at $100.00 per share. Each share of
Preferred Stock is convertible into two hundred shares of Common
Stock at
$.50 per share. In addition, on April 21, 1997 the Company authorized a private placement sale of up to 4,000,000 shares of common stock to accredited investors at $.50 per share. See Item 10, Recent Sales of
Unregistered Securities.

In June 1997 Company acquired the name and assets of DataStor, together with the services of John J. Harwer who is experienced in the management of worldwide technical operations in the computer enhancements and computer peripherals industry. Also in June 1997 the Company incorporated
BRIDGE R&D, Inc. as it's wholly-owned subsidiary for the purpose of organizing several operating divisions under a separate entity. BRIDGE
R&D's goal is to select, develop, market and sell computer peripheral products, computer component products and computer enhancement products.

     On September 1, 1997 the Company acquired all of the outstanding shares of NEWCORP TECHNOLOGY LIMITED, a Tokyo, Japan based Research and
Development Corporation organized under the laws of Japan. The purchase price paid was 100,000 shares of BRIDGE TECHNOLOGY common stock. The
Company plans to file for a name change for it's wholly-owned subsidiary
Bridge R&D, Inc. to NEWCORP TECHNOLOGY (USA).

On December 27, 1997 the Company acquired the name "CD SYSTEMS" for 5,000 shares of the Company's common stock. On March 17, 1998 the Company hired
Mr. Frank Wu to develop the CD-ROM tower sales and marketing business under the CD Systems name. On April 1, 1998 the Company appointed Mr.
Frank Wu as initial acting operations manager for Bridge R&D, Inc..

On January 30, 1998 the Company acquired 150,000 shares of PTI
Enclosures,
Inc. ("PTI") at $1.00 per share and totaling $150,000. PTI is a privately held California company specializing in the design, development, production and sales of Mass Storage Peripheral Enclosures and Power
Supplies to major OEM customers. The Company will continue to aggressively pursue additional key strategic investments, licensing and acquisitions in computer and electronics related field with an emphasis on component, computer enhancement and peripheral enhancement products.

ITEM 2.   Management's Discussion and Analysis or Plan of
Operation

Forward Looking Statement
     The Company has elected not to submit forward looking statement because there is not enough historical data in the Company's operations to date to substantiate projections in an ever faster changing computer technology environment. The Company's business is dependent upon general economic conditions and various conditions specific to its industry and future trends cannot be predicted with any degree of certainty.

     Net Sales increased 100% from $2,200,000 in fiscal 1996 to
$4,400,000
in fiscal 1997. Products and services mix for 1007 has changed substantially in comparison to prior year billings principally due to the development of new core business by the Company in United States.

     Gross Profit increased 124% from $280,635 in fiscal 1996 to
$627.398
in fiscal 1997 principally as a result of augmented sales volume. Gross profit as a percentage of net sales increased from 12.7% to 14% mainly due to the sales of certain popular computer accessories which carry higher profit margins.

    Selling and Administrative expenses increased 137% from $330,000 in fiscal 1996 to $760,000 in fiscal 1997 and increased as percentage of sales from 14.5% to 17%. The increase in SG&A expenses is principally attributed to the substantial increase in business from 1996 to 1997, and the related indirect expenses required to support the sales volume increase, principally indirect salaries and marketing expenses.

    Net loss increased    % from $      in fiscal 1996 to $   in
fiscal
1997. Net losses from 1996 and 1997 are essentially attributed to various startup costs associated with the substantial increase in business sales such as the setup of the organization and sundry related expenses to enable the Company to expand rapidly in the near future.

    Variability of year to year results and seasonal factors.
The Company has experienced variability in its net sales and operating expenses margins on a quarterly basis and expects thse patterns to continue in the future. Management believes that the factors which influence quarterly trends include seasonal market growth in the computer enhancement products industry and vendor scheduled introduction of new products and updates to existing products.

     With the recognition of variations in quarterly trends by various businesses, the Company is still experiencing continuing increases in overall net sales revenues from one quarter to another. This overall trend in the Company's business is expected to continue in the foreseeable future.

Liquidity and Capital Resources.
     Since new management acquired control of the Company in early
1997,
the Company has financed its operations with internal generated cash and with the Private Placement of its securities totaling in excess of $1,600,000 to a limited number of accredited investors with knowledge of the Company's operations and plans to expand. The Private Placement commenced in June 1997 and was completed on or about June 30, 1998. Net cash provided by (used in) operating activities in 1997 was ($505,000) as compared to $99,000 in 1996, reflects the net cash used in the changes in most of the assets of the Company offset by an increase in Accounts
Payable.

     Net cash provided by (used in) financing activities in 1997 was
$472,000 as compared to $166,000 in 1996 mainly reflects the increase in net bank borrowings of $114,000 and the net proceeds from issuance of common stock of $375,000.

    The Company believes that it can fund the growth of its core business with internally generated cash flow in addition to its substantial cash reserves from the private sale of its common stock.

     Statements of Financial Accounting Standards No. 125
"Accounting for
Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (SFAS No. 125) issued by the Financial Accounting Standards
Board (FASB) is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. Earlier or retroactive application is not permitted. The new standards provides accounting and reporting standards for transfer and servicing of financial assets and extinguishments of liabilities. The Company does not expect adoption to have a material effect on its financial position or results of operation.

     Statement of Financial Accounting Standards No. 128, (SFAS
No. 128),
"earnings Per Share", issued by the Financial Accounting Standards
Board
(FASB) is effective for financial statements issued for the period ending after December 315, 1997, including interim periods. The SAFS 128 requires restatement of all periods EPS data presented. The new standard also requires a reconciliation of the numerator and denominator of the basic
EPS computation to the numerator and denominator of the diluted EPS computation. The Company has not determined the effect of its EPS calculation from the adoption of this statement.

     Statement of Financial Accounting Standards No. 129 (SFAS No.
129),
"Disclosure of Information about Capital Structure", issued by the Financial Accounting Standards Board (FASB) is effective for financial statements issued ending after December 15, 1997. The new standard reinstates various securities disclosure requirements previously in effect under Accounting Principles Board Opinion No. 15, which has been superseded by SFAS No. 129. The Company does not ecpect adoption of SFAS
No. 129 to have any material effect, if any on its financial position of operations.

     Statement of Financial Accounting Standards No. 130 (SFAS No.
130),
"Reporting Comprehensive Income", issued by the Financial
Accounting
Standards Board (FASB) is effective for financial statements issued ending after December 15, 1997. Earlier application is permitted. SFAS No. 130 establishes certain standards for reporting of comprehensive income and its components in a full set of general purpose financial statements. The
Company has not determined the effect on its financial position or results of operations, if any, from the adoption of this statement.

     Statement of Financial Accounting Standards No. 131 (SFAS No.
131),
"Disclosure about Segments of an Enterprise and Related Information", issued by the Financial Accounting Standards Board (FASB) is effective for financial statements with fiscal year beginning after December 15, 1997.
The new standard requires that public business enterprises report certain financial information about operating segments of interim periods issued to shareholders. It also requires that public business enterprise report certain information about their products and services, the geographic areas in which they operate and their major customers. The Company has not determined the effect on its financial position or results of operations, if any, from the adoption of this statement.

    Effects of Inflation.
    The Company believes that inflation has not had a material effect on its net sales and results of operations.

    Effects of Fluctuation in Foreign Exchange Rates.
    The Company continues to buy products and services from foreign suppliers. The Company contracts for such products and services in US dollars, thus eliminating the possible effects of currency fluctuations.
The Company's wholly-owned subsidiary, Newcorp echnology Limited, Japan was subject to such currency fluctuations and subsequently suffered losses due mainly to the decline of Japanese yen from 106 Yen/dollar to present rate of 140 Yen/dollar. In May, 1998 Newcorp Japan changed their sales contracts with their OEM customers to from Japanese Yen to US dollars in order to eliminate future material effect of currency fluctuations on its net sales and results of operations.




OVERVIEW
     Through in house development, joint ventures, licensing and acquisition of leading edge technologies and companies, the Company will endeavor to integrate such new and existing leading edge technologies to create products required by Personal Computer OEMs, Value Added Resellers and System Integrators. The Company will sell these products both directly as well as through selected distributors and manufactures' representative organizations.

BRIDGE R&D, INC.
     The Company, through its subsidiary, Bridge R&D, Inc. (hereinafter referred to as Newcorp Technology) has established three divisions: the
DataStor division, the Newcorp Technology (USA) division and the CD
Systems division. These divisions will utilize the experience of existing and newly hired staff in the distribution channel to distribute its innovative products. The Company will continue to expand Newcorp Technology division's OEM customers and Systems Integrators to distribute the commodity products to new and existing customers worldwide. The
Company will take advantage of the existing presence of key personnel in the worldwide distribution channels established through many years of related experience. This coupled with addition of more innovative products will allow the Company to increase the sales of its newly formed DataStor business unit.

NEWCORP TECHNOLOGY (USA)
The Company will expand Newcorp Technology division's OEM and
System
Integrator sales channels to improve distribution of commercial products to new and existing customers worldwide. The Company plans to capitalize on the expertise and contacts of its staff in the worldwide distribution channels established through many years of related experience. Newcorp
Technology is focused on integrating several key upcoming PC and energy related technologies. Newcorp Technology is actively pursuing the acquisition and licensing of new technology from several major high technology R&D companies, principally in Japan and USA. The mission of the division is to identify, evaluate, design, develop, license and/or acquire strategic new technologies to keep the Company in the forefront of the fast changing electronics technology marketplace. The Company further plans to either acquire or invest in several other companies that enhance and/or complement its core products and provide additional products to the
Company's existing sales channels. At present the Company identified and commenced discussions with several such potential licensing or acquisition candidates, both in software and hardware. The Company is actively engaged in detailed discussions and negotiations with these candidates with an objective to complete most of the agreements in 1998. Company management believes that each of the companies will provide revenue and profit increases to the Company's existing business activities, and enhance the Company's overall strength and operating efficiency. The
Company is not permitted to openly discuss or disclose the nature of these new technologies and products for potential licensing until the respective license agreements are in fact signed. However, there can be no assurance that any additional licensing agreements will be signed by the Company.

     Newcorp Technology is developing, marketing and selling
Notebook
HDD hardware and software upgrade kits which enhancement the mass storage capacity of exiting Notebook computers. The Company plans to sell these kits under a new brand name DIGIDISK. The Company acquired several brand names to support the introduction of these planned new products. The
Company is finalizing negotiations with several manufacturers of enclosures and other key components for the procurement of a family of such Notebook upgrade and enhancement products. Due to high acquisition costs of Notebook computers, most users keep upgrading their Notebook computers with more memory and larger hard disk drives. The same users also buy additional PCCARD options and other external peripherals that extend the life of their investment in Notebook computers. This trend is expected to continue as high end Notebook prices are staying almost steady between $4,000 and $6,000.

DATASTOR
     DataStor division identifies, designs, assembles, tests and distributes metal and plastic enclosures produced under a contract by other manufacturers, DataStor business unit also sells kits consisting of enclosures and power supplies, mounting brackets for various peripheral devices, and complete kits for integration of various peripherals into PC systems. PC users continue to buy upgrades for existing computers because these upgrades and enhancements extend the useful life of these installed computers. Datastor supplies wide variety of products for this continuing computer upgrade and enhancement business.

     DataStor business unit also procures, markets, sells and supports a family of medium size RAID subsystems and other mass storage accessories through selected national and international distribution channels. RAID is an abbreviation for "Redundant Array of Independent Drives". The latest forecast of RAID market by a market research firm, Datatrend, projects the worldwide RAID market to reach $13 billion in 1998. Compared to current data backup method which uses a separate magnetic tape drive, the RAID subsystem replaces a single hard disk drive inside the computer with a redundant array of hard disk drives. The data is stored on such RAID in a manner that distributes and duplicates such data across several disk drives in a pre-determined pattern. Depending on the application, appropriate pattern can be selected by the user to provide faster data access and simultaneously allow uninterrupted operation and continued data access in case of a defective or faulty disk drive. Compared to a hard disk drive, the magnetic tape drive and magnetic tape provide only a sequential storage media that does not provide data redundancy, only data backup and recovery. In case of disk drive failure, the computer is unusable until the user either replaces the failed disk drive and reloads the operating system and the data from the last tape backup, or until the crashed disk is repaired, reformatted and the operating system application programs and the data are reloaded. This usually means that certain amount of data is lost and has to be re-entered again. This process costs both time and money, and the delay in computer availability creates further losses. Additionally, while the old data is being reconstructed, the newly incoming data cannot be entered and processed, which causes an increase in data entry backlog and usually brings additional errors and problems. Tape data transfer is also comparatively slow, and the tape unit is an additional peripheral to maintain that requires additional Interrupt Level and Device Address inside the computer, additional controller and software, all of which mean added overhead and costs. The Company believes that decreasing disk drive costs per Gigabyte of capacity and disk controller costs are ushering in better and more cost effective solutions using RAID which in turn will increase RAID acceptance and market share. Accelerating this is the higher cost of downtime and recovery from hard disk crash. These factors make a customer's decision to buy RAID ever easier to justify.

          DataStor customers include INGRAM Micro, Tech Data and other
National and International distributors who further sell to the second tier of distributors and Systems Integrators. Other customers are the
Company's Master Resellers who sell to second and third tier OEMS, Value
Added Resellers and System Integrators.

Part of the profits expected to be generated by DataStor and Newcorp divisions will be used to expand DataStor product line. Additionally, part of the profits will fund R&D projects in the Newcorp Technology division.
This division focuses on integrating upcoming technologies into its existing products, and acquiring and licensing new technologies from selected companies worldwide to create new products.

CD SYSTEMS
     CD SYSTEMS business unit's principal business is to sell CD-
ROM
Towers and RAID Towers, and to distribute floppy and hard disk drive controllers, 1.44MB floppy disk drives, 12OMB Floptical combination drives, high capacity hard disk drives including the latest "Ultra-DMA" technology drives, CD-ROM drives and CD-ROM drive changers, blank CD-R recordable media, and other add-on and enhancement products for Personal computers. CD SYSTEMS also plans to sell CD-R drives, CD-RW drives and in the future DVD drives. CD SYSTEMS will sell its products worldwide through resellers and integrators in USA, Europe and other countries. The market for CD (CD means the various forms of Compact Disk and related products) will gradually transition to CD-R which in addition to reading
CD in next two years and the same customers who today are buying CD-ROM drives as well as review applications will create the demand for the next generation of optical storage devices based on CD-R and DVD technology.

While CD-ROM is a Read Only device, CD-R allows users to write to blank
CD disk (sometimes called just CD). CD-RW allows users to erase and re-write the information on re-writable Compact Disk media. The upcoming new format called DVD (Digital Versatile Disk) increases the capacity of the
120mm Compact Disk (CD) to a proposed maximum of more than 17GB per single
CD disk. Most manufacturers of DVD are planning to skip DVD-ROM (Read Only Memory) and produce DVD-RAM (Random Access Memory) which allows for both reading and writing of information onto recordable DVD media.
Enhancements to the current and proposed DVD standards are already being made and SONY demonstrated 13GB per side capacity, which would increase the maximum capacity of single side DVD disk from 8.5GB to 26GB. In addition to standard Half Height CD-ROM drives used in desktop computers, many manufacturers started producing 12.7mm (0.5") Slimline CD-ROM drives.
CD SYSTEMS plans to sell products incorporating this new technology. To provide added value to its customers CD SYSTEMS is planning to sell the
Slimline CD-ROM drives, enclosures, cables and PCMCIA and other interface cards to its customers as complete kits.

DIGIDISK
The Company established the DigiDisk business unit under the leadership of
Mr. Bill Long, Senior Engineer. The Company negotiated an agreement to market and sell a family of RAID systems designed and manufactured by
ADTX, an IBM Japan Joint Venture company. The Company has an exclusive agreement with ADTX providing certain sales revenue objectives are met within the agreed upon time frame. The Company believes that Mr. Long's experience in this market will allow the DigiDisk business unit to grow at a rapid pace. Mr. Long signed a five year employment contract with the
Bridge R&D.

NEWCORP TECHNOLOGY LIMITED (JAPAN)
The Company acquired Newcorp Technology Japan, a Tokyo based R&D and technology sales company. The Company plans to capitalize on the technologies and contacts to generate sales and profits in computer and communications related business. Newcorp Technology, Ltd. is actively pursuing the acquisition and licensing of new technology from several major high technology R&D companies worldwide.

No Recent Operation History or Revenue and Minimal Assets. The Company has had a limited operating history, and has no history in computer technology business prior to the hiring of new management. The Company has no significant assets or financial resources, other than the funds raised in a Private Placement of its securities totaling $1,625,000. See item 10, "Recent Sales of Unregistered Securities. The Company will in all likelihood continue to sustain more operating expenses without corresponding revenues. This will result in the Company incurring net operating losses that will increase continuously until the Company develops additional marketable products and services. There is no assurance that the Company's product and services will be profitable in the future.

Speculative Nature of Company's Proposed Plan. The success of the Company's proposed plan of operation will depend to a great extent on it management with limited financial resources. Present funding is expected to be sufficient to sustain the Company's present operation through
December, 1998. If profitable business is not developed quickly, the
Company will need outside financing to continue its operations. There is no assurance that outside financing will be available to the Company, and if such financing were available that the terms of such proposed financing would be acceptable to the Company.

Scarcity of and Competition for Business. The Company is and will continue to be an insignificant participant in the computer systems business. A large number of established entities, are active in the computer peripheral industry and implementation of integrated circuitry. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company does and, consequently, the Company will be at a competitive disadvantage.

Lack of Market Research or Marketing Organization. The Company has determined on its own that a market demand exists for the Company's contemplated business. The Company does not have a separate marketing organization. Present management will market the Company's products and services on a division basis as they are developed. Even if demand identified for computer peripheral concepts to be developed by the Company, there is no assurance the Company will be successful in business.

Lack of Diversification. The Company's proposed operations, even if successful, will in all likelihood be limited in nature until the Company obtains additional financing expected to be required in calendar year
2000. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular specific field, and therefore increase the risks associated with the
Company's operations.

Regulation. Although the Company will be subject to regulation under the
Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the
Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company
Act of 1940 and, consequently, any violation of such Act would subject the
Company to material adverse consequences.

     Lack of Control by Management. Management of the Company
except for
John J. Harwer, Chairman & Chief Executive Officer consists of employees
"At will".   Therefore, if the Company is not successful,
management may
be replaced by the shareholders. Removal of one or more present officers and directors of the Company and a corresponding reduction in, or elimination of, their participation in the future affairs of the Company, would have a negative effect on the business prospects of the Company.

Indemnification of Officers and Directors The Articles of
Incorporation of
the Company provide that the Company shall possess the right and may indemnify officers and/or directors of the Company for liabilities, which can include liabilities arising under the securities laws.
Therefore,
assets of the Company could be used or attached to satisfy any liabilities subject to such indemnification. See "Item 5, Indemnification of Directors and Officers."

COMPETITION
The Company will remain an insignificant participant among all the firms that engage in the research and development in the computer peripheral industry. There are many established concerns which have significantly greater financial and personnel resources and technical expertise than the
Company does. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the
Company's competitors.

Item 3.  Description of Property

The Company has minimal properties and at this time has no agreements to acquire any properties.

     The Company's corporate offices, and the offices of Bridge
R&D, Inc.
are located in sublet facilities at 1815 East Carnegie, Santa Ana, CA
92705. The Company is expecting to move into 10,000 square feet of office and warehouse space to house its corporate and operating divisions at 12601 Monarch Street, Garden Grove, CA. 92641.

Item 4.  Security Ownership of Certain Beneficial Owners and
Management

The table below lists the beneficial ownership of the Company's voting securities by each person known by the Company to be the beneficial owner of more than 5% of such securities, as well as the securities of the
Company beneficially owned by all directors and officers of the Company.
Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Name and Address of              Preferred    Common % Title of
Class
Beneficial Owner                  Shares         Shares
Ownership
------------------------------------------------------------------
-
John T. Gauthier (1)
10532 Walker St. #B                      0         0     Common
Cypress, CA 90630

John J. Harwer (1)
1815 East Carnegie Ave.            700,000      14.6     Common
Santa Ana, CA92705

Tetsuji Aoyagi (1)
2-12-38, Aobadai, Aoba-Ku          200,000       4.9     Common
Yokohama-Shi, Kanagawa-Ken, Japan

Robert Walling, Esq.
3 Park Plaza, Ste. 1735                  0         0     Common
Irvine, CA 92714

Hideki Watanabe (1)
4-14-2 Nagatsuda, Midori-Ku        200,000       4.9     Common
Yokohama-Shi, Kanagawa-Ken, Japan

Cayman Computer
Alliance Corporation
4 Park Plaza 16th Fl.              413,206      10.1     Common
Irvine, CA 92623

COMMON
All Officers &                   1,100,000      24.3
Directors as a Group (2)


(1) Officer and/or Director of the Company.
(2) The balance of the Company's outstanding Common Shares are held by
1712 persons.


Item 5.  Directors, Executive Officers, Promoters and Control
Persons.

The directors and officers of the Company are as follows:

Name                     Age      Position

John J. Harwer            51      President, CEO & Co-Chairman
of the Board

Tetsuji Aoyagi            45      Co-Chairman of the Board

John T. Gauthier          70      CFO & Director

Robert Walling, Esq.      53      Secretary & Director

Hideki Watanabe           48      Director

The above listed directors will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Officers of the Company serve at the will of the Board of Directors. There is no family relationship between executive Officers and Directors of the Company.

Resumes

John J. Harwer is Chief Executive Officer of the Company since June 1997 and Co-Chairman since April 1998. From January 1996 to May 1997, Mr.
Harwer owned and managed a computer distribution company, Allied
Web Inc.
with $35 million in 1996 annual sales. From May 1994 to April 1996, he was a majority owner of SimmSun, Inc. a supplier of computer memory and components to the various domestic and international companies. From
January 1990 to May 1994, he was Vice President of Operations and
New
Product Development for CMS Enhancements, a $200 million NYSE computer peripheral company. From 1971 through 1989, he held senior engineering, marketing and management positions with several companies in the computer industry including Hewlett-Packard, Raytheon, Gerber Scientific, PICKER
NUCLEAR, GENRAD, Calcomp, etc.. Mr. Harwer also served as technology consultant to Burroughs (UNISYS), SHARP USA, GRAPHTEC, HOUSTON INSTRUMENTS, AMTEC and others. He received his master of Computer Science degree from Charles University, Prague, Czechoslovakia in 1971. He took graduate studies in Communications at Northeastern University, Boston,
Massachusetts, in addition to two years of legal training focused on
Contracts and Intellectual Property. Later while working full time he studied law at night with focus on Contracts and Intellectual Property. He also took advanced studies in Fault Tolerant Computing and Data Transmission at UCLA. He also attended MBA courses at graduate night school of Business at Cal State Fullerton. He has conducted and participated in numerous management and technology seminars and conferences. Mr. Harwer devotes full time to the operations of the
Company.

     Tetsuji Aoyagi is the Co-Chairman and Director of the Company since
April 1998. He is also the President, Chief Executive Officer and Director of Digital Stream Corporation, a Tokyo, Japan based R&D company.
Mr. Aoyagi has over 17 years experience in Research and Development of high technology products, especially in the field of Optical Media Storage and Human Interface field. From 1980 until 1984 he worked at Thompson
Research and Development Corporation, where he was responsible for all the consumer product developments as a special Scientific Adviser to the
President. In 1985 he founded MOST Corporation in Los Angeles, California, where he was responsible for 3.5 inch Magneto-optical disc drive. Mr Aoyagi became the General Manager and was responsible for marketing of this Magneto-Optical drive to OEM accounts until 1987.
In1987 he founded Digital Stream Corporation in Yokohama, Japan where he is responsible for corporate management. Mr. Aoyagi also served as the
Chairman of the Board of Data Stream cooperation, a Joint Venture organized by the Singapore Government and Creative Technology. Mr Aoyagi received his M.Sc. Degree in Optics in 1974 from the State University of
Pennsylvania at Edinboro. Mr. Aoyagi devotes as much time as possible concurrent with his other responsibilities.

     John T. Gauthier is the Chief Financial Officer and Director of the
Company, and he was the Chairman of the Board of Directors from March 1997 until April 1998. He is also the Secretary-Treasurer, Chief Financial
Officer and Director of the Exell Corporation since June 1995. Since 1984 he is the President of Cottesloe Capital Corporation, a due diligence consulting firm to small businesses. He was Chairman of the Board and
Executive Vice President of Americare International Inc., a small capitalization public company in the medical field, from January 1990 to
December 1993.  Mr. Gauthier was President and Chairman of the
Board of
Bond Street Capital Corporation, a small New York-based investment banking firm, from September 1986 to October 1988. For twelve years Mr. Gauthier was President and Chairman of the Board of Datronic Engineers Inc., a small capitalization public company engaged in the design, furnishing and installation of long range telecommunications systems internationally.
For six years he was Director of Finance and Administration for Northrop
Corporation's subsidiary: Page Communications Engineers, a leading international telecommunications company. He was a former management consultant to the Executive Director of the International Monetary Fund of the World Bank. He was also a Founder and Director of the Free State Bank and Trust Company in Potomac, Maryland. Mr. Gauthier received a Bachelor of Science Degree in Finance from Fordham University in 1953 and completed the MBA program at the Graduate School of Business, George Washington
University in 1957. Mr. Gauthier also completed two years of legal training at the Georgetown University Law Center in 1959. Mr. Gauthier devotes as much time as is necessary as the CFO of the Company.

     Robert Walling, Esq., is a Director since March 1997. From
1973
until 1975 he was with the legal department of Bank of America, San
Francisco, California. From 1988 until he was a partner at Friedman,
Peterson, Walling & Lau, a Law practice devoted to mortgage banking, real estate, corporate and tax law. From 1995 Mr. Walling has been in private practice in Newport Beach, California specializing in mortgage banking, real estate, corporate law and tax law. Mr. Walling received LLM degree in taxation from New York University of Law. He also received Juris Doctor degree from University of California, Hastings College of Law, and Bachelor of Arts from University of California. Mr. Walling is a Judge Pro
Tem at Harbor Municipal court.Mr. Walling will devote as much time to the company as may reasonably be required.

     Hideki Watanabe is a Director of the Company since April
1998.  Mr.
Watanabe is also the current President of NEWCORP TECHNOLOGY
LIMITED, a
Tokyo, Japan based electronics technology R&D and sales company that was acquired by Bridge in September 1997. He graduated from Nihon Physical
Education College in 1972. From 1972 until 1982 he worked for
Wakou-Shoji.
From 1983 until 1984 he was the President of Seiei Corporation. In
1995 he
co-founded and became the President of Newcorp Technology Limited, where he is responsible for international sales and marketing of high technology products for the company. Mr. Watanabe devotes full time to the Company's operations in Japan.

Conflicts of Interest

Certain members of the Company's management are associated with other firms involved in a range of business activities. Consequently, there are potential inherent conflicts of interest in their acting as Officers and
Directors of the Company. Insofar as these officers and directors are engaged in other business activities, management anticipates they will devote less than full time to the Company's affairs.

The officers and directors of the Company are now and may in the future become shareholders, Officers or Directors of other companies which may be formed for the purpose of engaging in business activities similar to those conducted by the Company. Accordingly, additional direct conflicts of interest may arise in the future with respect to such individuals acting on behalf of the Company or other entities. Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of such individuals in the performance of their duties or otherwise. The Company does currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company' s proposed business operations.

      The Officers and Directors are, so long as they are Officers or
Directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the Officer or Director. If the Company or the companies in which the Officers and Directors are affiliated with both desire to take advantage of an opportunity, then said Officers and Directors would abstain from negotiating and voting upon the opportunity. However, all directors may still individually take advantage of opportunities if the
Company should decline to do so. Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions.

Investment Company Act of 1940

Although the Company will be subject to regulation under the Securities
Act of 1934 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company
Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities in the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs.
The Company has obtained no formal determination from the Securities and
Exchange Commission as to the status of the Company under the Investment
Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences. The Company's Board of Directors unanimously approved a resolution stating that it is the
Company's desire to be exempt from the Investment Company Act of 1940 via
Regulation 3a-2 thereto.

Item 6. Executive Compensation.

The Company has entered into a five-year employment contract with John J.
Harwer effective June 1, 1997 as its President and CEO at an annual salary of $200,000, with Mr. Harwer having the election to take up to 50% of his salary in Common Stock of the Company at fair market value at the time of the election. In 1997 Mr. Harwer received $56,000.03 representing less than 31% of his remuneration per employment contract. Mr. Harwer agreed to waive the balance due including unpaid fringe benefits for the year 1997.

      No other officers or Directors receives any compensation for their respective services rendered to the Company, and none have received such compensation in the past.

      No retirement, pension, profit sharing or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees, except for the Company's Incentive Stock Option
Plan.


Item 7.  Certain Relationships and Related Transactions.

There have been no other related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item
404 of Regulation except as disclosed in the Notes to the financial statements.


Item 8.  Legal Proceedings.

There is no litigation pending or threatened by or against the Company.


Item 9.  Market Price for Common Equity and Related Stockholder
Matters.

There is no trading market for the Company's Common Stock at present and there has been no trading market for at least the past 10 years. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the market for the Company's securities. Management does not intend to initiate any such discussions until such time as the Company has become a fully reporting company on a voluntary basis with the SEC and has filed all the Financial Statements and disclosure documents.
There is no assurance that a trading market will ever develop or, if such a market does inn fact develop, that it will continue.

      a. Market Price.   The Company's Common Stock is not quoted
at the
present time. Effective August 11, 1993 the Securities and
Exchange
Commission adopted Rule 15g-9, which established the definition of a
"penny stock", for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and
(ii)
that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.
Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

      The Company eventually expects to qualify for listing on the NASDAQ
National Market System upon completion of its operation for the fiscal year ending December 31, 1998. In the interim, and after the Company has become a reporting company with the SEC, the Company expects to be listed on the OTC Bulletin Board, the electronic inter-dealer quotation system operated by the NASD for securities not quoted on NASDAQ.

      Management's plans are to develop the Company to a level which will allow the Company's securities to be traded within the aforesaid limitations. However, there can be no assurances that the Company will ever qualify its securities for listing on NASDAQ or some national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future, may result in the discontinuance of the inclusion of the Company's securities on a National Exchange. In such events, trading, if any, of the Company's securities may then continue in the non-NASDAQ Over-the- Counter (OTC) Bulletin Board. As a result a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value, of the Company's securities.

      b. Shareholders. There are 1,712 shareholders of record of the
Company's Common Stock and 5 shareholders of the Company's
Preferred
Stock.

      c. Dividends. The Company has not paid any dividends to date on the
Common Stock and has no plans to do so in the immediate future.
The
Company is obligated to pay a 6% dividend on its Preferred Stock on a semi-annual basis.


Item 10.  Recent Sales of Unregistered Securities.

      The Company sold 500 shares of Preferred Stock for $100.00 per share in April, 1997. In addition the Company sold 3,250,000 shares of its
Common Stock in a Private Placement to the following 19 accredited investors for $0.50 per share for a total of $1,625,000.


DATE:          NAME:                 SHARES:   PRICE/SHARE:
TOTAL:
06/30/1997  Harwer, John J.       100,000   $0.50         $50,000
09/23/1997  Harwer, John J.       300,000    0.50         150,000
12/31/1997  Harwer, John J.       300,000    0.50         150,000
06/30/1997  Cheng, Edwin          150,000    0.50          75,000
09/23/1997  Liu Han Hsing          60,000       0.50
30,000
09/23/1997  Hiroshi Watanabe       60,000    0.50          30,000
07/18/1997  Golden Excel          200,000    0.50         100,000
12/31/1997  Perimeter Holding
            Limited               200,000       0.50
100,000
12/31/1997  Liu Han Huei           50,000    0.50          25,000
12/31/1997  Fan Hung Ta           130,000       0.50
65,000
12/31/1997  Djen, James           300,000    0.50         150,000
12/31/1997  DoTop Lo               50,000    0.50          25,000
12/31/1997  Cayman Computer Corp. 400,000    0.50         200,000
12/31/1997  Winston Gu             70,000    0.50          35,000
12/31/1997  Chin Lan Lee           30,000    0.50          15,000
12/31/1997  Watanabe, Hideki      150,000    0.50          75,000
12/31/1997  Watanabe, Hiroshi     150,000    0.50          75,000
12/31/1997  Aoyagi, Tetsuji       300,000    0.50         150,000
12/31/1997  Gheude, Michel *      200,000    0.50         100,000

TOTAL SHARES SUBSCRIBED:        3,250,000              $1,625,000



*NOTE: The Company has committed to sell these shares and subscriptions have been received from these accredited investors. The Company requires that all subscriptions be paid in full by September 30, 1998. As of July
16, 1998 payment for subscription for 200,000 shares totaling
$100,000 has
not been received. In addition in connection with the acquisition of
NEWCORP TECHNOLOGY LTD., the Company issued 100,000 shares of restricted common stock to the following individuals: Hideki Watanabe 50,000 shares,
Hiroshi Watanabe 50,000 shares. The Company also issued 5,000 shares of its common stock to Mr. Chen Ying Wu for the acquisition of the name "CD
Systems".

Some of the shares of Common Stock of the Company previously issued during the period from 1969 through December 31, 1970 have been issued for investment purposes in a "private transaction" and are "restricted" shares as defined in Rule 144 under the Securities Act of 1934, as amended (the
"Act"). These shares may not be offered for public sale except under Rule
144, or otherwise, pursuant to the Act.

As of the date of this report and except for recent sales of securities, all of the restricted shares issued and outstanding of the Company's
Common Stock are eligible for sale under Rule 144 or Rule 145 promulgated under the Securities Act of 1934, as amended, subject to certain limitations included in the said Rules.

     In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding
Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 145 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a three-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.
Any sales made under Rule 144 or Rule 145 could have a depressive effect on any market of the Company's shares that may develop.


Item 11.  Description of Securities.

      The Company is authorized to issue 10, 000, 000 shares of Common Stock, par value $0.01 per share and 500 shares of Preferred
Stock, stated value $1.00 per share and hereby registers 756,128 shares of
Common Stock previously issued by the Company and the underlying
100,000
shares of Common Stock reserved for possible conversion of the
Preferred
Stock issued.  In March 1997, the Company's Board of Directors authorized
a reverse split of the Company's issued and outstanding common stock,
whereby one share of Common Stock was issued for every two shares of
Common Stock issued and outstanding. See enclosed "Financial Statements." Thereafter in April 1997, the Company sold 500 shares of
Preferred Stock at $1.00 stated value per share for $50,000 to five
shareholders.  Each share of Preferred Stock is convertible into
200
shares of Common Stock. The Preferred Stock accrues a 6% dividend per annum on a quarterly basis. The Company's presently 4,111,128 shares of
Common Stock issued and outstanding are held by 1,712 shareholders of record.

Common Stock. All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully paid and non-assessable shares.
Cumulative voting
in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any Directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of the Company's Common Stock issued and outstanding are fully-paid and non-assessable. Holders of the Common Stock are entitled to a pro-rata share in dividends and distributions with respect to the
Common Stock, as may be declared by the Board of Directors out of funds legally available therefor.

Preferred Shares.  Shares of Preferred Stock may be issued from time to
time in one or more Series as may be determined by the Board of
Directors.
The voting powers and preferences, the relative rights of each such Series
and the qualifications, limitations and restrictions thereof shall be
established by the Board of Directors, except that no holder of
Preferred
Stock shall have preemptive rights.  At present the Company has
500
preferred shares authorized and outstanding.

Warrants.  The Company has authorized the issuance of up to
1,000,000
Warrants to purchase the common stock of the Company. These Warrants may be issued from time to time in one or more classes and at various redeemable prices as may be determined by the Board of Directors.

Item 12.  Indemnification of Directors and Officers.

Article 9 of the Articles of incorporation of the Company, as amended, sets forth certain indemnification rights. The Articles of incorporation of the Company provide that the Company shall possess and may exercise all powers of indemnification of officers, directors, employees, agents and other persons and all powers and authority incidental thereto. The Company's Board of Directors is authorized and empowered to exercise all of the Company's powers of indemnification without shareholder action. The assets of the Company could be used or attached to satisfy any such liabilities subject to such indemnification. See Exhibit hereto.


Item 13.  Financial Statements.

     REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


The Shareholders of
Bridge Technology, Inc. and Subsidiary
(a Development Stage Company)

We have audited the accompanying consolidated balance sheets of Bridge
Technology, Inc. (a Development Stage Company and a Nevada corporation) and subsidiary as of December 31, 1995 and 1996, and June 30, 1997, and
the related consolidated statements of operations, shareholders' equity and cash flows for each of the years ended December 31, 1995 and 1996 and the six months ended June 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bridge
Technology, Inc. and a subsidiary as of December 31, 1995 and 1996, and
June 30, 1997, and the results of their operations and their cash flows for each of the years ended December 31, 1995 and 1996 and the six months ended June 30, 1997 in conformity with generally accepted accounting principles.

                              BDO Seidman, LLP
                              ------------------------
                              BDO Seidman, LLP

Los Angeles, California
September 29, 1997




     BRIDGE TECHNOLOGY, INC. AND SUBSIDIARY
     CONSOLIDATED BALANCE SHEETS


                                    Dec. 31,    Dec. 31,    June
30,
                              1995        1996        1997
                              ----------  ----------  ----------
ASSETS
Current assets:
     Cash                     $     -     $     -       $106,726
Accounts receivable                       -           -
$138,308
     Subscription receivable
     (received in Sept. 26, 1997)         -           -
$250,000
     Inventory                           -           -
$67,540
                                    ----------  -----------  -----
----
Total current assets                      -           -
$562,574
                                    ----------  -----------  -----
----
Property and equipment, net (Note 1)      -           -
$80,189

Other assets, net of amortization of $650    -           -
$7,150
                              ----------  ----------  ----------
Total assets                        $     -     $     -
$649,913
                                    ==========  ==========
==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Accounts payable              $    -    $    -      $246,040
     Notes payable (Note 3)            30,000       30,000       -
     Accrued liabilities               18,627       22,227
43,609
     Dividends payable                   -           -
750
                                    ----------  ----------  ------
----
Total Current liabilities                 -           -
290,399
                                    ----------  ----------  ------
----

COMMITMENTS AND CONTINGENCIES
     (Notes 4 and 8)



     BRIDGE TECHNOLOGY, INC. AND SUBSIDIARY
     CONSOLIDATED BALANCE SHEETS (CONTINUED)



SHAREHOLDERS'EQUITY (Notes 5 & 6):
      Convertible, cumulative and redeemable
      preferred stock, $1 stated valued per
      share, 500 shares authorized and
      outstanding, redeemable at $50,000      -         -
50,000

      Common stock; par value $0.01 per
      share, authorized 10,000,000 shares,
      756,240 shares outstanding at Dec.
      31, 1995 and 1996, 1,006240 shares
      outstanding at June 30, 1997        15,124    15,124
10,062
      Additional paid-in capital           268,498   268,498
398,560
      Stock subscription
250,000
      Accumulated deficit                 (332,249) (335,849)
(349,108)
                                   ---------  ---------  --------
Total shareholders' equity                 (48,627)  (52,227)
359,514
                                         ---------  ---------  ---
-----
Total liabilities and shareholders' equity  $     -    $    -
$649,913
                                   ========= ========  =========


See accompanying summary of accounting policies and notes to consolidated financial statements.



          BRIDGE TECHNOLOGY, INC. AND SUBSIDIARY
          CONSOLIDATED STATEMENTS OF OPERATIONS



                                     Year Ended   Year Ended
6Months End
                                     Dec. 31,    Dec. 31,    June
30,
                                     1995        1996        1997
                               ----------  ----------  ---------
Net sales                     $     -     $     -       $138,308
Cost of sales                             -           -
89,281
                                     ----------  ----------  -----
----
Gross profit                              -           -
49,027
Selling, general and
Administrative expenses                   -           -
60,613
                                     ----------  ----------  -----
----
Income (loss) from operations           -         -       (11,586)
Other income (expense):
Interest (expense) income, net          (3,600)     (3,600)
(923)
                                     ----------  ----------  -----
----
Income (loss) before income taxes       (3,600)     (3,600)
(12,509)
Income taxes provision (Note 2            -           -
-
                                     ----------  ----------  -----
----
Net income (loss)                       (3,600)     (3,600)
(12,509)
Dividends applicable to
Preferred stock                           -           -
(750)
                                     ----------  ----------  -----
----
Net income (loss) applicable to
common stock outstanding          $3,600)    $(3,600)   $(13,259)
                                     ==========  ==========
=========

Weighted average number of
common stock outstanding               756,128     756,128
765,128
                                    ==========  ==========
==========
Income (loss) per common share     $     -     $     -     $
(0.02)
                                    ==========  ==========
==========

See accompanying summary of accounting policies and notes to consolidated financial statements.





          BRIDGE TECHNOLOGY, INC. AND SUBSIDIARY
          CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
          For the Years Ended Dec. 31, 1995 and 1996, and Six
Months
               Ended June 30, 1997

Preferred Stock  Common Stock   Add'l Paid-In  Accum.  Stock
Shares/Amount    Shares/Amount  Capital        Deficit
Subscription  Total

BALANCE, Dec. 31, 1994
  -   /$ -   1,512,368 $15,124 $268,498     $(328,649)  $ -
$(45,027)

Net loss
  -   /$ -        -       -       -            (3,600)  $ -
$(3,600)

BALANCE,
Dec. 31,1995
  -   /$ -   1,512,368 $15,124 $268,498      (332,249)  $ -
$(48,627)

Net loss
  -   /$ -        -       -       -            (3,600)  $ -
$(3,600)
BALANCE, Dec. 31,1996
  -   /$ -   1,512,368 $15,124 $268,498      (335,849)  $ -
$(52,227)

Issuance of preferred
stock on April 1,1997
500  /$50,000    -       -       -              -      $ -
$50,000

Result of reverse stock
split on May 1, 1997
-        -    (756,128) (7,562)   7,562          -      $ -
-

Issuance of common stock
in June, 1997
-        -     250,000  $2,500 $122,500          -      $ -
$125,000

Subscription receivable
-        -       -       -        -              -    $250,000
$250,000

Dividends declared
-        -       -       -        -              (750)    -
(750)

Net loss
-        -       -       -        -           (12,509)    -
(12,509)

BALANCE, June 30,   1997
500  /50,000 1,006,240  $10,062 398,560      (349,108) $250,000
$359,514


See accompanying summary of accounting policies and notes to consolidated financial statements.







          BRIDGE TECHNOLOGY, INC. AND SUBSIDIARY
          CONSOLIDATED STATEMENTS OF CASH  FLOWS
          INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS


                                     Year Ended   Year Ended
6Months End
                                     Dec. 31,    Dec. 31,    June
30,
                                     1995        1996        1997
                               ----------  ----------  ---------
     CASH FLOWS FROM OPERATING ACTIVITIES
     Net income                           $(3,600)    $(3,600)
$(13,259)
     Adjustments to reconcile net income
     to net cash provided by operating
     activities:
Depreciation and amortization             -           -
1,880
Increase (decrease) from changes in:
Accounts payable and accrued liabilities  3,600       3,600
(4,668)
                                     ----------  ----------  -----
----
Net cash used in operating activities     -           -
(16,047)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments on notes payable and
related interest (Notes 3 & 5)            -           -
(52,227)
Proceed from preferred stock issuance     -           -
50,000
Proceed from common stock issuance        -           -
125,000
                                     ----------  ----------  -----
----
Net cash provided by (used in) financing
Activities                                -           -
122,773


          BRIDGE TECHNOLOGY, INC. AND SUBSIDIARY
          CONSOLIDATED STATEMENTS OF CASH FLOWS
          INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                    (CONTINUED)

NET INCREASE (DECREASE) IN
CASH AND CASH EQUIVALENTS                 -           -
$106,726

CASH AND CASH EQUIVALENT,
beginning of year                         -           -          -
                                ----------  ----------  ----------
CASH AND CASH EQUIVALENT,
end of year                           $    -     $    -
$106,726
                                    ==========  ==========
==========

Cash paid during the year for:
Interest                             $    -     $    -
$23,150
                                    ==========  ==========
==========


SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:

During the six months ended June 30, 1997, the Company's subsidiary had
$138,308 of sales revenue, purchased $191,640 worth of assets from a related party, and did not collect cash receipts or make any cash disbursements until July, 1997. The Company's subsidiary also did not reimburse employee's compensation, selling, general and administrative expenses until July 1997.


See accompanying summary of accounting policies and notes to consolidated financial statements.


     BRIDGE TECHNOLOGY, INC. AND SUBSIDIARY
     SUMMARY OF ACCOUNTING POLICIES



ORGANIZATION

Bridge Technology, Inc. was organized under the law of the State of
Nevada on April 15, 1969 with the purpose to conduct real estate business.
From inception, the Company was unsuccessful in its real estate business accumulating losses in excess of $280,000 and operation ceased in 1972.
Prior management kept the Company inactive. The inactive Company was regarded a development stage company.

During April 1997, Cayman Computer Alliance Corporation purchased control of the Company from prior shareholders and management in a private transaction. At present, the Company is located in California and primarily engaged in development and distribution of various hardware, software, and peripheral products used in computer systems and sales to value added resellers and system integrators. The Company has one wholly-owned subsidiary which was formed in April 1997 and commenced operation on
June 1, 1997. As the Company commenced its principal operation on June 1,
1997, thereafter, it is no longer a development stage company.

The accompanying consolidated financial statements include the accounts of the Company and its subsidiary. All significant inter-company transactions and balances have been eliminated.


ACCOUNTS RECEIVABLE AND CONCENTRATION OF CREDIT RISK

During the normal course of business, the Company extends unsecured credit to its customers who are located in various geographical areas. Typically credit terms require payment made by thirtieth day following the sale.
The Company provides an allowance for doubtful accounts based on its continuing evaluation of its customers' credit risk. The Company does not require collateral from its customers.

The Company maintains its cash accounts in two financial institutions with high credit worth.


     BRIDGE TECHNOLOGY, INC. AND SUBSIDIARY
     SUMMARY OF ACCOUNTING POLICIES (CONTINUED)


INVENTORIES

Inventories consist principally of microcomputer component parts and stated at the lower of weighted average cost or market.


PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the following estimated useful life.

Computer equipment                 7 years
Furniture, fixtures and equipment       7 years
Vehicles                            5 years

Maintenance, repairs and minor renewals are charged directly to expense as incurred. Additions and betterment to property and equipment are capitalized. When assets are disposed of, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in operations.


REVENUE RECOGNITION

The Company recognizes revenue when the risk of loss for the product sold passed to the customer, which is generally when goods are shipped.


     BRIDGE TECHNOLOGY, INC. AND SUBSIDIARY
     SUMMARY OF ACCOUNTING POLICIES (CONTINUED)


INCOME TAXES

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred tax liabilities and assets are determined, on a cumulative basis, in accordance with the difference between the financial statements carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.


CASH AND CASH EQUIVALENTS

For purposes of these statements, cash equivalents include investments with original maturates of three months or less.

INCOME (LOSS) PER COMMON SHARE

Income (loss) per common share has been determined by dividing net income
(loss) (after deducting annual cumulative preferred stock dividends for the six months ended June 30, 1997) by the weighted average number of common shares outstanding.


FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable, and accounts payable approximate their fair value due to the relatively short maturity of these instruments.


ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


     BRIDGE TECHNOLOGY, INC. AND SUBSIDIARY
     SUMMARY OF ACCOUNTING POLICIES (CONTINUED)



STOCK-BASED COMPENSATION

Statements of Financial Accounting Standards No. 123, "Accounting for
Stock-Based Compensation" (SFAS No. 123) established a fair value of accounting for stock-based compensation plan and for transactions in which an entity acquires goods or services from non-employees in exchange for equity instruments. The Company adopted this accounting standard on June
1, 1997. SFAS No. 123 also encouraged, but not require companies to record compensation cost for stock-based employee compensation. The
Company has chosen to continue to account for stock-based compensation utilizing the intrinsic value method prescribed in Accounting Principle
Board No. 25, "Accounting for Stock Issued to Employees". Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair market price of the Company' stock at the date of grant over the amount an employee must pay to acquire the stock.


NEW ACCOUNTING PRONOUNCEMENTS

On March 3, 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share"
(SFAS No. 128). This pronouncement provides a different method of calculating earnings per share than is currently used in accordance with
APB 15, "Earnings per Share". SFAS No. 128 provides for the calculation of basic and diluted earnings per share. Basic earnings per share includes no dilution and is computed by dividing income by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share. This pronouncement is effective for fiscal years and interim periods ending after December 15, 1997; early adoption is not permitted. The Company has not determined the effect, if any, of adoption on its earnings per share computations.


     BRIDGE TECHNOLOGY, INC. AND SUBSIDIARY
     SUMMARY OF ACCOUNTING POLICIES (CONTINUED)


Statements of Financial Accounting Standards No. 129, "Disclosure of
Information about Capital Structure" (SFAS No. 129) issued by the FASB is effective for financial statements ending after December 15, 1997. The new standard reinstates various securities disclosure requirements previously in effect under Accounting Principles Board Opinion No. 15, which has been superseded by SFAS No. 128. The Company does not expect adoption of SFAS No. 129 to have a material effect, if any, on its financial position or results of operations.

Statements of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS No. 130) issued by the FASB is effective for financial statements with fiscal years beginning after December 15, 1997.
Earlier application is permitted. SFAS No. 130 established standards for reporting and display of Company has not determined the effect on its financial position or results of operations, if any, from the adoption of this statement.

Statements of Financial Accounting Standards No. 131, "Disclosure about
Segments of an Enterprise and Related Information (SFAS No. 131) issued by the FASB is effective for financial statements beginning after December
15, 1997. The new standard requires that public business enterprises report certain information about operating segments in complete sets of financial statements of the enterprise and in condensed financial statements of interim periods issued to shareholders. It also requires that public business enterprises report certain information about their products and services, the geographic areas in which they operate and their major customers. The Company does not expect adoption of SFAS No.
131 to have a material effect, if any, on its results of operations.



     BRIDGE TECHNOLOGY, INC. AND SUBSIDIARY
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1.   PROPERTY AND EQUIPMENT

Property and equipment consists of:

                                          Dec. 31,   Dec. 31,
June 30,
                                          1995         1996
1997
                                         --------  ---------  ----
----
Furniture, fixtures and equipment        $   -     $   -
$30,501
Vehicles                                     -         -
13,535
Computer equipment                           -         -
53,909
                                         --------  ---------  ----
----
Subtotal
81,419

Accumulated depreciation & amortization      -         -
(1,230)
                                         --------  ---------  ----
-----
Property and equipment, net              $   -       $   -
$80,189
                                         ========  =========
=========

NOTE 2.   INCOME TAXES

Among the $349,108 of accumulated deficit as of June 30, 1997, approximately $68,356 occurred during the period from January 1, 1990 to
June 30, 1997 and could be qualified for net loss carryover purpose.
Because there was a change in ownership in excess of 50% of total equity interest on April 1, 1997, the Company could use only $9,830 per year of net loss of $55,847 occurred before April 1, 1997 for next six years based on Federal income tax regulation Section 382. The qualified net loss carryover shall start to expire from 2005. The loss carryover could generate a deferred income tax asset of approximately $25,425 as of June
30, 1997. The Company has recorded a 100% valuation allowance against the deferred income tax asset due to the uncertainty regarding its realization.


     BRIDGE TECHNOLOGY, INC. AND SUBSIDIARY
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (CONTINUED)


NOTE 3.    NOTES PAYABLE

In the fall of 1990, the Company issued a total of $30,000 demand notes with interest at 12% per annum to four individual shareholders in order to finance legal, consulting and accounting expenses in connection with a merger that occurred in 1990. As of December 31, 1996, the total accumulated unpaid interest expenses amounted to $22,227. These notes and related interest were paid using the proceeds received by the Company from new issuance of preferred stock and common stock during the six months ended June 30, 1997.


NOTE 4.   COMMITMENTS AND CONTINGENTIES

COMMITMENTS

The Company shares office space with a related party on a monthly basis.
The wholly owned subsidiary leases office building from an independent party on a monthly basis. Total rental expense for each year ended
December 31, 1995 and 1996, and the six months ended June 30, 1997 was $0,
$0, and $2,970.

The Company entered into a five-year employee contract with an officer of
Bridge Technology, Inc. and its subsidiary. The annual base salary started at $200,000 commencing June 1, 1997 and shall increase by 10% of the amount paid in the prior year on each annual anniversary thereafter.
The officer has the right of receiving up to fifty percent of his base salary on a quarterly basis in the form of common stock of the Company at book value or at fair market value, whichever is less. The employment contract is automatically renewable after the five-year period is ended for unlimited additional terms of five years each.


     BRIDGE TECHNOLOGY, INC. AND SUBSIDIARY
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (CONTINUED)


NOTE 5.   RELATED-PARTY TRANSACTIONS

The Company purchased certain operating assets (principally computer equipment, furniture and fixture, vehicles and inventory) from a related party in June, 1997. The purchase was recorded by using net book value based on historical costs of these assets for a total of $191,640.

Included in the accompanying consolidated cash flow statements is a repayment of $52,227 to related parties for notes payable and corresponding accumulated interest during the six months ended
June 30,
1997.


NOTE 6.   SHAREHOLDERS' EQUITY

In April 1997 the Company issued 500 shares of preferred stock which has a stated value of $1.00 per share, for net proceeds of $50,000. Among these
500 shares of preferred stock, 150 shares were issued to an officer. The preferred stock is convertible at 1 share of preferred stock to 200 shares of common stock, with quarterly dividend accumulated at 6% per annum, and redeemable at the Company's option for $100 per share at any time after
December 31, 1997.

In April, 1997 the Company affected a two for one reverse stock split.
Consequently, 1,512,368 shares of common stock outstanding were exchanged
for 756,240 shares. The weighted average number of common shares outstanding and earnings per share for the year ended December 31, 1995 and 1996, and the six months ended June 30, 1997 have been retroactively restated.

On June 1, 1997, the Company received three subscriptions of common stock for a total of 750,000 shares. Among 750,000 shares of common stock subscribed, 400,000 shares were subscribed by an officer. As of June 30,
1997, proceeds from the issuance of 250,000 shares were received. Subsequent to June 30, 1997, the Company received the $250,000 of subscription receivable and issued the remaining 500,000 shares of common stock subscribed.


     BRIDGE TECHNOLOGY, INC. AND SUBSIDIARY
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (CONTINUED)



NOTE 7.   STOCK OPTION BONUS PLAN

In April, 1997 the Company established an Incentive Stock Option
Plan
(ISOP) to grant a total of one million shares of common stock to designated employees and executive officers of the Company. The exercise price of the option shall not be less than the fair market price of the
Company's common stock at the date of option granted. Other detailed terms of the option plan are subject to the further decisions of the Board of Directors of the Company. No options have been granted to date.


NOTE 8.   SUBSEQUENT EVENTS

On September 1, 1997, the Company entered into a letter of intent to acquire 100% of equity interest of Newcorp. Ltd., a research and development corporation organized under the laws of Japan in the form of stock swap. The purchase price is estimated at $200,000 and will be paid by the issuance of an estimated 400,000 shares of common stock of the
Company at $0.50 per share. The final purchase price is subject to the book value per share of Newcorp. Ltd.'s audited financial statements as of
September 30, 1997. The acquisition transaction is expected to be effective in November 1997.

The Company has entered into a consulting services agreement on a month to month basis, effective July 1, 1997 with Cottesloe Capital Corporation for
$3,000 per month. John T. Gauthier, the Company's Treasurer and CFO, is a principal of Cottesloe Capital Corporation. John T. Gauthier agreed to receive common stock at fair market price as payment in lieu of cash.

Item 14.  Changes in and Disagreements With Accountants on
Accounting and
Financial Disclosure.

      The Company has engaged BDO Seidman, LLP, an international accounting and consulting firm, for its current audit and there are no disagreements with the findings of said accounting firm. The Company's previous accountants were engaged for the year ended December 31, 1990, the date of its reporting last audited statements and there were no disagreements with the findings.

Item 15.  Financial Statements and Exhibits.

     a.   Financial statements:


Page

------
          Report of Independent Certified                   22
          Public Accountants
          Consolidated Balance Sheets                       23-24
          Consolidated Statements of Operations             25
          Consolidated Statements of Shareholders' Equity
26
          Consolidated Statements of Cash Flows             27-28
          Summary of Accounting Policies                    29-33
          Notes of Consolidated Financial Statements        34-37

     b.   Exhibit Index:

          Exhibit # Description
          ----------     -------------
          Ex-3 1)    Articles of Incorporation and by-laws
               a)   Bridge Technology, Inc.
               b)   Bridge R&D, Inc. (dba Newcorp Technology)

          Ex-4 2)   Instruments defining the rights of holders,
                        including indentures
                    a) Certificate of Determination of Preference

          Ex-10     3)   Material Contracts
                    a) Agreement of Purchase and Sale of Assets
                    b) Employment Agreement, John J. Harwer

          Ex-11     4)   Statement Re: Computation of earnings per
share

          Ex-21     5)   Subsidiaries of the Registrant
                    a) Newcorp Technology (Newcorp USA)

          Ex-99     6)   Additional Exhibits
                    a) Incentive Stock Option Plan

          Ex-2 7)   Plan of Acquisition, Recognition
                    a) Newcorp Technology, Ltd., Japan

          Ex-27     Financial Data Schedule